Morrison Warren Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3484 warren@chapman.com

July 29, 2024

VIA EDGAR CORRESPONDENCE

Thankam Varghese
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Roundhill ETF Trust (the “Trust”)
File Nos. 333-273052; 811-23887

Dear Ms. Varghese:

This letter responds to your comments regarding the registration statement filed on Form N-1A for the Trust with the staff of the Securities and Exchange Commission (the “Staff”) on May 23, 2024 (the “Registration Statement”). The Registration Statement relates to Roundhill S&P 500® Target 10 Distribution ETF and Roundhill S&P 500® Target 20 Distribution ETF (formerly, Roundhill S&P 500® Fixed Pay 10 ETF and Roundhill S&P 500® Fixed Pay 20 ETF) (each, a “Fund,” and collectively, the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Fund Name

The Staff continues to believe that the revised “Fixed Pay 10” and “Fixed Pay 20” is misleading under Section 35(d) of the 1940 Act. Use of the word “10” and “20” in the Fund names is misleading because it leads investors to believe that the Fund will have a return or yield of 10%, without other terms in the names to provide context regarding what the 10% references.

Secondly, use of the inclusion of “Fixed” in the name of the Fund is misleading given that the disclosure indicates that it could be higher or lower and is also not guaranteed.

Lastly, the name suggests to investors that they are getting exposure to the S&P 500 and will receive a fixed 10% payout without suggesting that they are merely getting their money back in the return of capital.

Response to Comment 1

Pursuant to the Staff’s comment, the names of the Funds have been revised to Roundhill S&P 500 Target 10 Distribution ETF and Roundhill S&P 500 Target 20 Distribution ETF. These names are compliant with Section 35(d) of the 1940 Act.

Each Fund provides exposure to the returns of the S&P 500 Index by investing substantially all of its assets in purchased SPY call options that are deeply in-the-money at the time of purchase. In addition, the Funds target a 10% and 20% distribution rate. The use of “S&P 500 Target 10/20 Distribution” in the name of the Funds is a precise description of what the Funds seek to provide. Through the insertion of the word “Target” in each Fund’s name, it denotes that the distribution rate is merely targeted, and not guaranteed. In addition, by moving 10/20, as applicable, to immediately precede “Distribution,” it is clear to investors that the 10 and 20 relate to a distribution rate, and not a return or yield.

Comment 2 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

The Fund is designed to offer shareholders a targeted annual distribution rate of 10%. A description of how this distribution rate is calculated is set forth below in the fourth paragraph of this section. The Adviser seeks to maximize the amount of the distribution that is categorized as “return of capital” from a tax perspective, with a target of 100% return of capital.

Please revise to incorporate disclosure set forth elsewhere in the prospectus that the Fund may make additional distributions as necessary and that therefore distributions could exceed 10% on an annualized rate.

Response to Comment 2

Pursuant to the Staff’s comment, the referenced disclosure has been revised as set forth below:

The Fund is designed to offer shareholders a targeted annual distribution rate of 10%. A description of how this distribution rate is calculated is set forth below in the fourth paragraph of this section. The Adviser seeks to maximize the amount of the distribution that is categorized as “return of capital” from a tax perspective, with a target of 100% return of capital. However, insofar as the Fund has net investment income in a given year, such net investment income will be paid out via an additional distribution some or all of which will not be characterized as return of capital and the Fund’s distribution rate will exceed 10%. (emphasis added)

Comment 3 – Principal Investment Strategies

Please revise to clarify in the disclosure the types of options and their characteristics (ie. purchased call options) in which the Fund will invest.

Response to Comment 3

Pursuant to the Staff’s comment, the disclosure has been revised throughout, including in the second sentence of the section, as set forth below:

The Fund intends to provide exposure to the S&P 500® Index through purchases of FLexible EXchange® call options (“FLEX Options”) that utilize the SPDR® S&P 500® ETF Trust (NYSE ARCA: SPY) (the “SPY ETF”) as the reference asset (“SPY FLEX Options”).

Comment 4 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

In order to generate the cash necessary to make the monthly distribution payment to shareholders every month, the Fund will either redeem out its holdings of SPY FLEX Options in-kind or sell such holdings.

Please disclose the tax consequences of the Fund’s sale of its SPY FLEX Options and the impact of such consequences on the Fund’s strategy to seek to make distributions that are entirely characterized as return of capital from a tax perspective.

Response to Comment 4

Pursuant to the Staff’s comment, the referenced disclosure has been revised as set forth below.

The Adviser evaluates the Fund’s net gain or loss position in determining the means by which cash is generated to make the target monthly distribution payments. The Adviser may utilize uninvested cash or the proceeds from securities sold through the application of tax sensitive investment strategies, including the use of tax loss harvesting. There may be months when the techniques utilized by the Adviser generate tax liabilities for the Fund and the corresponding monthly distribution is not entirely characterized as return of capital. In addition, the Adviser may utilize investment strategies to generate cash that carry some degree of uncertainty as it relates to the tax characterization of the cash produced therefrom. In the event that it is subsequently determined that such techniques produce cash that is not characterized as return of capital, the Fund would incur tax liabilities that would negatively affect the Fund’s returns and the Fund’s ability to achieve its investment objective.

Additionally, the following disclosure has been added to the second paragraph of the section entitled “Principal Investment Strategies”:

There is no guarantee that the Fund will be able to manage its income so that all or a majority of its distributions will be return of capital. If the Fund makes a distribution out of the Fund’s earnings and profits shareholders will ordinarily be required to pay tax on the distribution in the year of distribution. A sale of portfolio securities or other assets may generate earnings and profits which may cause some of the Fund’s distributions to be taxable as dividends.

Comment 5 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

In order to generate the cash necessary to make the monthly distribution payment to shareholders every month, the Fund will either redeem out its holdings of SPY FLEX Options in-kind or sell such holdings.

Please disclose what the Fund will do with the securities it receives in-kind in the event it elects to redeem out its holdings of SPY FLEX Options in-kind. For example, would the Fund use such securities be used in investing in the next series of options?

Response to Comment 5

Each Fund will effectuate creations for cash and redemptions in-kind. When a Fund experiences a creation, it will use such cash to purchase options and/or leave some amount of cash uninvested, which may be used to pay out distributions in the event that the sale of the Fund’s portfolio holdings would create a tax liability. When a Fund experiences a redemption, it will simply exchange its portfolio securities (SPY FLEX Options) for Shares of the Fund that are being redeemed. This is no different than how any other ETF effectuates in-kind redemptions.

Nonetheless, pursuant to the Staff’s comment, the following disclosure has been added to “Distribution Tax Risk”:

There is no guarantee that the Fund will be able to manage its income so that all or a majority of its distributions will be return of capital. If the Fund makes a distribution out of the Fund’s earnings and profits shareholders will ordinarily be required to pay tax on the distribution in the year of distribution. A sale of portfolio securities or other assets may generate earnings and profits which may cause some of the Fund’s distributions to be taxable as dividends.

Comment 6 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

In order to generate the cash necessary to make the monthly distribution payment to shareholders every month, the Fund will either redeem out its holdings of SPY FLEX Options in-kind or sell such holdings.

If the Fund intends to sell securities as a result of in-kind redemptions, please disclose the impact of transaction fees of those sales on the Fund’s return.

Response to Comment 6

As set forth in the revised disclosure set forth in Response to Comment 4 and the explanation set forth in Response to Comment 5, the Fund does not intend to sell securities as a result of in-kind redemptions. It is simply exchanging its portfolio securities in for Shares of the Fund that are being redeemed. When the Fund purchases the securities comprising the portfolio, it will incur the usual brokerage costs associated with such purchases. Even still, this possibility is already thoroughly disclosed in “FLEX Options Risk,” the relevant portion of which is set forth below:

In the event that trading in the FLEX Options is limited or absent, the value of the Fund’s FLEX Options may decrease. In a less liquid market for the FLEX Options, liquidating the FLEX Options may require the payment of a premium (for written FLEX Options) or acceptance of a discounted price (for purchased FLEX Options) and may take longer to complete. A less liquid trading market may adversely impact the value of the FLEX Options and Fund Shares and result in the Fund being unable to achieve its investment objective. Less liquidity in the trading of the Fund’s FLEX Options could have an impact on the prices paid or received by the Fund for the FLEX Options in connection with creations and redemptions of the Fund’s Shares. Depending on the nature of this impact to pricing, the Fund may be forced to pay more for redemptions (or receive less for creations) than the price at which it currently values the FLEX Options. Such overpayment or under collection could reduce the Fund’s ability to achieve its investment objective. Additionally, in a less liquid market for the FLEX Options, the liquidation of a large number of options may more significantly impact the price. A less liquid trading market may adversely impact the value of the FLEX Options and the value of your investment.

Comment 7 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

In order to generate the cash necessary to make the monthly distribution payment to shareholders every month, the Fund will either redeem out its holdings of SPY FLEX Options in-kind or sell such holdings.

If the Fund intends to effectuate creations in-kind, please disclose the tax impact of such creations.

Response to Comment 7

As discussed throughout this correspondence, the Fund does not intend to effectuate creations in-kind. It intends to effectuate creations for cash.

Nonetheless, pursuant to the Staff’s comment, the following disclosure has been added to “Distribution Tax Risk”:

There is no guarantee that the Fund will be able to manage its income so that all or a majority of its distributions will be return of capital. If the Fund makes a distribution out of the Fund’s earnings and profits shareholders will ordinarily be required to pay tax on the distribution in the year of distribution. A sale of portfolio securities or other assets may generate earnings and profits which may cause some of the Fund’s distributions to be taxable as dividends.

Comment 8 – Principal Investment Strategies

Please supplementally explain to the Staff whether the Fund has received a tax opinion regarding the tax consequences of redeeming FLEX Options in-kind and the sale of securities received in such an in-kind redemption.

Response to Comment 8

The Adviser has consulted extensively with tax counsel with regard to its strategy but does not intend to receive a tax opinion.

Comment 9 – Principal Risks

Please confirm to the Staff supplementally whether there is uncertainty regarding the tax treatment on the redemption of SPY FLEX Options in-kind. If uncertainty exists, please include risk disclosure highlights that uncertainty and the potential negative consequences of an adverse finding regarding such tax consequences on the Fund and its shareholders.

Response to Comment 9

As discussed throughout this correspondence, the in-kind redemption process is not being utilized to generate cash to fund the monthly distribution payments. There is no unique tax uncertainty with regard to the utilization of an in-kind redemption mechanism.

Comment 10 – Principal Risks

The Staff notes the following disclosure set forth in “Distribution Tax Risk”:

It is expected that a significant portion, and perhaps the entirety, of the Fund’s distributions will be treated as a return of capital.

Please reconcile this disclosure with the disclosure set forth throughout the section entitled “Principal Investment Strategies” regarding the Fund’s intent for 100% of distributions to categorized as return of capital.

Response to Comment 10

Pursuant to the Staff’s comment, the referenced disclosure has been revised as set forth below:

The Fund seeks to be managed such that the entirety of the Fund’s distributions will be treated as a return of capital.

Comment 11 – Principal Risks

The Staff notes the following disclosure set forth in the section entitled “Principal Risks”:

The Fund’s ability to achieve its goal of providing an annualized distribution rate of 10% could be negatively impacted if the Fund’s NAV were to decline, through market movements and distribution payments, in excess of 90% during a calendar year.

Please consider supplementing such disclosure with additional disclosure regarding the risk of Fund NAV declines over multiple years.

Response to Comment 11

As described in the prospectus, the dollar per Share amounts to be paid out on a monthly basis reset every year based on the then-current NAV. Therefore, while the NAV of the Fund would decline year-over-year if the S&P 500 Index were to experience significant declines (like every other fund tracking the S&P 500 Index) over multiple years, the distribution amount it would be seeking to pay out would also decrease – since that amount is based on the Fund’s NAV at the end of the previous years. The risk, as described in the prospectus, relates to single-year decreases to the Fund’s NAV, when it has not undergone a reset relating to the distribution amount it seeks to pay.

Comment 12 – Principal Risks

The Staff notes the disclosure set forth in “Managed Payout Risk.” If the Fund intends to sell securities received as part of an in-kind redemption, please consider adding disclosure regarding the uncertain tax treatment of such sales and the potential negative consequences of an adverse finding regarding such tax consequences on the Fund and its shareholders.

Response to Comment 12

As discussed throughout this correspondence, the in-kind redemption process is not being utilized to generate cash to fund the monthly distribution payments. There is no unique tax uncertainty with regard to the utilization of an in-kind redemption mechanism.

Comment 13 – General

Please confirm that any conforming changes made in response to Comments #1 through 12 will be made to the disclosure set forth in Item 9 of the Prospectus and throughout the Statement of Additional Information.

Response to Comment 13

The Registrant so confirms.

Comment 14 – Dividends, Distributions and Taxes

The Staff notes the following disclosure set forth in the section entitled “Dividends, Distributions and Taxes”:

The Fund intends to declare and pay monthly dividends to shareholders at an annualized distribution rate of 10% that is based on the closing NAV of the Fund on the final business day of December each calendar year, although this policy may be amended at any time.

Please revise “dividends” to “distributions.”

Response to Comment 14

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

Comment 15 – Dividends, Distributions and Taxes

Please clarify in the section entitled “Dividends, Distributions and Taxes” if the disclosure set forth within regarding the tax consequences of the Fund’s strategies is supported in the form of a written opinion.

Response to Comment 15

Pursuant to the Staff’s comment, the referenced section has been revised to include the following disclosure:

Neither the Fund nor the Adviser has received a tax opinion regarding the Fund’s investment strategy.

Comment 16 – Dividends, Distributions and Taxes

The Staff notes the following disclosure in the section entitled “Dividends, Distributions and Taxes”:

Distributions. The Fund’s distributions are generally taxable.

In light of the Fund’s principal investment strategies, please revise accordingly.

Response to Comment 16

Pursuant to the Staff’s comment, the referenced disclosure has been revised as set forth below.

Distributions. The Fund currently expects to make distributions on a monthly basis. These distributions are expected and designed to exceed the Fund’s income and gains for the Fund’s taxable year. Distributions in excess of the Fund’s current and accumulated earnings and profits will be treated as a return of capital. The Fund seeks to be managed such that the entirety of the Fund’s distributions will be treated as a return of capital. A return of capital distribution generally will not be taxable currently but will reduce the shareholder's cost basis and will result in a higher capital gain or lower capital loss when those Fund Shares on which the distribution was received are sold. Once a Fund shareholder’s cost basis is reduced to zero, further distributions will be treated as capital gain if the Fund shareholder holds Fund Shares as capital assets. Additionally, any capital returned through distributions will be distributed after payment of Fund fees and expenses. Because a significant portion of the Fund’s distributions will consist of return of capital, the Fund may not be an appropriate investment for investors who do not want their principal investment in the Fund to decrease over time or who do not wish to receive return of capital in a given period.

A sale of portfolio securities or other assets may generate earnings and profits which may cause some of the Fund’s distributions to be taxable as dividends. The Fund’s distributions out of the Fund’s earnings and profits are generally taxable. After the end of each year, you will receive a tax statement that separates the distributions of the Fund that were made out of earnings and profits into three categories: ordinary income distributions, capital gain dividends and returns of capital. Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below certain ordinary income distributions received from the Fund may be taxed at the capital gains tax rates. Generally, you will treat all capital gain dividends as long-term capital gains regardless of how long you have owned your Fund Shares.

Comment 17 – Dividends, Distributions and Taxes

The Staff notes the following disclosure in the section entitled “Dividends, Distributions and Taxes”:

In addition, the Fund may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you unless the distribution exceeds a shareholder’s basis in the Fund Shares; however, such distributions may reduce your tax basis in your Fund Shares….

Please revise “may” to “will.”

Response to Comment 17

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

Comment 18 – Statement of Additional Information

The Staff notes the disclosure set forth in the Statement of Additional Information. Please consider the applicability of such disclosure or add the referenced table.

For services rendered during the fiscal period set forth below, the following table sets forth the management fees paid by Roundhill to the Sub Adviser.

Response to Comment 18

The referenced disclosure has been deleted.

* * * * * * * *

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren

cc:	Richard Coyle, Esq., Chapman and Cutler LLP